NOTIFICATION  OF  THE  REMOVAL  FROM  LISTING  AND REGISTRATION OF THE STATED
SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 10, 2006, pursuant to the provisions of Rule 12d2-2 (a). 17CFR240.12d2-2(a)(2)

The removal of Morgan Stanley Trigger Performance Leveraged Upside Securities based on the value of 15 companies in the Gold Mining Industry, expiring July 30, 2006 is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on July 31, 2006.

The security was suspended by the Exchange on July 31, 2006.